

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 29, 2008

Mr. William Rozakis
Chief Financial Officer
Implantable Vision, Inc.
25730 Larain Road
North Olmsted, Ohio 44070

      RE: **Implantable Vision, Inc.**
                Form 10-KSB for the fiscal year ended July 31, 2007
                Filed November 13, 2007
                File No. 0-10315

Dear Mr. Rozakis:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended July 31, 2007

Auditor's Report, page 34

1. Please tell us why your auditors' report does not indicate the city and state where issued as required by Article 2-02(a) of Regulation S-X (note Article 2 requirements apply to small business issuers per Note 2 of Item 310 in Regulation S-B).

2. Please tell us why the scope and opinion paragraphs of the audit report included in the filing do not specifically refer to the fiscal 2006 and 2007 periods covered by the financial statements included in this filing. Refer to AU Section 508, including paragraph 6 thereof.

Notes to Financial Statements, page 39

Note 1 Organization and Summary of Significant Accounting Policies, Page 39

Intangible Assets, page 40

3. We note that the Company acquired the intellectual property and marketing rights to the PRL in June 2006 and the asset is being amortized on a straight-line basis over its estimated life (11 year at time of acquisition). Please tell us the amount of amortization expense recorded in the fiscal years ended July 2006 and July 2007. Tell us why you present the gross value of the asset in Other Assets on the July 2006 and July 2007 balance sheet and the authoritative literature that supports your presentation.

4. In a related matter, tell us when you lasted tested your intangible assets for impairment and the results of the test.

Note 2 Capital Stock Transactions, page 41

5. Please tell us and in future filings clearly disclose all the material terms of your Series A convertible preferred stock, including but not limited to the conditions under which the company or the holders may convert the security into common shares, any conditions under which the company or the holder may redeem the stock and the terms of any dividends it does or may pay.

6. Please tell us about the significant terms of the registration rights agreement between you and your Series A shareholders and how you account for it. Revise future filings to disclose the significant information provided with your response.

Note 9 Related Party Transactions, page 45

7. We refer to disclosures in "Item 10 Executive Compensation" where you indicate a significant amount of officers' salaries for fiscal 2007 have been deferred until such time as you complete a significant financing event. Please tell us and revise future filings to disclose how you have accounted for these salaries.

Item 8A Controls and Procedures, page 46

8. We note you make reference to an Attestation Report of Jaspers & Hall, PC. (related to management's assessment and effectiveness of internal controls) indicating it is "included herein". We fail to see the report. Please tell us why these disclosures are in the filing and the location of the referenced report.

Certifications

9. We note that the identification of the certifying individual at the *beginning* of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-B.

Form 10-QSB for the quarterly period ended January 31, 2008

Statements of Operations, page 4

10. In future filings please specifically label the per share disclosures presented as basic and/or diluted and round the amounts to the nearest cent.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant